Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2014

July 30, 2014

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated July 30, 2014 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2014 and 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2014. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the completion of the subsequent acquisition transaction to acquire the remaining shares of Augusta Resource Corporation (“Augusta”) the permitting, development and financing of Augusta’s Rosemont copper project (the “Rosemont project”), our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, our expectation that we will receive the remaining deposit amount under our amended precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) and that additional funding will be available if needed under our standby credit facility for Constancia, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for our concentrators;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor project and Reed mine;

•                  no significant unanticipated challenges with stakeholders at our various projects, including our newly acquired Rosemont project;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and

•                  the timing and completion of a subsequent acquisition transaction in connection with our acquisition of Augusta.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a subsequent acquisition transaction be undertaken in connection with our acquisition of Augusta, Augusta continuing as a majority-owned subsidiary of Hudbay should a subsequent acquisition transaction not be completed, the inaccuracy of Augusta’s public disclosure and representations in the support agreement upon which our offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in this MD&A and our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 17 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 32 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for each of our material properties as filed on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona. We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Full year production and operating cost guidance remains unchanged with continued improvements in Lalor and 777 operating costs and Reed now producing at full capacity.

•             Lalor mine construction now complete, on time and on budget. Main production shaft has been mechanically commissioned and hand over activities continue with ore and waste being skipped in July. The Snow Lake concentrator upgrade is substantially complete and being commissioned; production capacity to more than double to 2,700 tonnes per day.

•             Constancia project approximately 85% complete at June 30, 2014; on track for first production during the fourth quarter of 2014.

•             Executed agreement in connection with US$150 million, four-year Constancia standby credit facility.

•             Subsequent to quarter end, we acquired control of Augusta and its Rosemont copper project in Arizona.

•             Semi-annual dividend of $0.01 per share declared.

Second quarter 2014 operating cash flow before change in non-cash working capital increased to $11.8 million from negative $10.7 million in the second quarter of 2013. Profit and earnings per share in the second quarter of 2014 were $0.3 million and nil, respectively, compared to a loss and loss per share of $52.7 million and $0.31 in the second quarter of 2013, respectively.

Cash flow from operations, net earnings and cash cost per pound of copper sold were negatively affected by a continued accumulation of unsold copper in concentrate and refined zinc (14% and 8%, respectively, of the quantity produced in the quarter) due to poor rail service availability following extreme winter conditions in early 2014 and recent flooding in Manitoba.  For the year to date, cash flow from operations, net earnings and cash costs per pound of copper sold were similarly negatively affected by unsold copper (22% of the quantity produced) and unsold precious metals (18% of the quantity produced). Steps have been taken to improve railcar availability, and assuming no other service disruptions, the excess copper concentrate and zinc metal inventories are expected to be drawn down over the balance of 2014, with the majority of the drawdown in the fourth quarter of 2014.

Year-to-date 2014 operating cash flow before change in non-cash working capital increased to $7.1 million from $1.6 million in the first half of 2013. Year-to-date 2014, the loss and loss per share were $27.0 million and $0.14, respectively, compared to a loss and loss per share of $50.8 million and $0.29, respectively.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Jun. 30, 2014	Dec. 31, 2013

Cash and cash equivalents	547,283	631,427
Working capital	362,319	583,124
Total assets	4,380,291	3,843,986
Equity[1]	1,793,542	1,635,611

Financial Performance		Three months ended		Six months ended
(in $ thousands except per share and		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
cash cost amounts)		2014	2013	2014	2013

Revenue		139,329	130,659	246,108	250,540
Profit (loss) before tax		6,843	(39,883)	(17,296)	(31,960)
Basic and diluted earnings (loss) per share[1]		—	(0.31)	(0.14)	(0.29)
Profit (loss) for the period		252	(52,686)	(26,967)	(50,779)

Operating cash flow before stream deposit and change in non-cash working capital		11,764	(10,659)	7,130	1,606
Operating cash flow per share [2]		0.06	(0.06)	0.04	0.01

Cash cost per pound of copper sold, net of by-product credits [2]		2.46	2.29	2.49	2.06

Production
Contained metal in concentrate[3]
Copper	(tonnes)	9,778	6,981	17,733	14,624
Zinc	(tonnes)	21,481	23,591	40,776	41,801
Gold	(troy oz.)	16,982	19,815	35,630	38,484
Silver	(troy oz.)	194,350	190,218	381,351	364,822

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	8,366	6,777	13,905	14,598
Gold	(troy oz.)	18,741	26,799	29,507	39,021
Silver	(troy oz.)	191,098	243,432	293,907	355,551
Refined zinc	(tonnes)	24,351	27,151	45,455	51,369

[1]	Attributable to owners of the Company.
[2]

Operating cash flow per share and cash cost per pound of copper sold, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 32 of this MD&A.

[3]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

Profit and earnings per share for the second quarter of 2014 were affected by, among other things, the following items:

	Pre-tax	After-tax
	gain (loss)	gain (loss)	Per Share
	($ millions)	($ millions)	($/share)

Mark-to-market loss on metal price hedging	(6.5)	(4.7)	(0.02)

Gain on mark-to-market of embedded derivative related to long- term debt	2.1	2.1	0.01

Gain as a result of provisional pricing adjustments	2.6	1.6	0.01

Foreign currency translation gain	9.1	10.5	0.05

Augusta transaction costs	(2.2)	(2.2)	(0.01)

Impairments and mark-to-market adjustments related to junior mining investments	(0.3)	(0.3)	—

Impact on deferred taxes of certain Peru costs and change in discount rates on decommissioning and restoration liabilities	—	(4.4)	(0.02)

RECENT DEVELOPMENTS

Offer to Acquire Augusta

On February 10, 2014, we commenced an offer to acquire all of the issued and outstanding common shares of Augusta (“Augusta Shares”) not already owned by us for consideration per Augusta Share of 0.315 of a Hudbay common share (the “Original Offer”).

On June 23, 2014, we announced we had entered into a support agreement with Augusta pursuant to which we agreed to increase the consideration offered per Augusta Share to 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share (the Original Offer, as revised, is referred to herein as the “Offer”).

Augusta’s board of directors unanimously recommended that Augusta shareholders should accept the Offer, and all of the directors and officers of Augusta and certain other Augusta shareholders entered into agreements with us pursuant to which, among other things, they agreed to tender to the Offer all of the Augusta Shares owned or controlled by them (including Augusta Shares issuable on the exercise of stock options and other convertible instruments).

On July 16, 2014, we took up 116,233,761 Augusta Shares under the Offer which, together with the Augusta Shares already owned by us, represent approximately 92% of the issued and outstanding Augusta Shares. We also extended the expiry time of the Offer until July 29, 2014. Prior to such expiration, we took up an additional 6,100,762 Augusta Shares, bringing our total ownership to approximately 96% of the issued and outstanding Augusta Shares. We intend to acquire the Augusta Shares that were not tendered to the Offer in a subsequent acquisition transaction.

Following the first take-up of Augusta Shares, on July 17, 2014, we entered into a loan agreement (the “Augusta Loan Agreement”) with Augusta and one of its subsidiaries pursuant to which we agreed to provide an unsecured loan facility in the maximum aggregate amount of $40 million to Augusta and such subsidiary. Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly. The loan, advances of which are subject to customary conditions, is intended to provide short-term working capital amounts to Augusta and such subsidiary.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. The facility has a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. In addition, we entered into a long-term agreement for the sale of approximately 20% of the life of mine copper concentrate production from Constancia on standard market terms.

DEVELOPMENT UPDATE

Constancia

At our 100% owned Constancia copper project in Peru, the project was approximately 85% complete on a proportion spent basis at the end of June 2014. Of the total project capital budget of US$1.7 billion, we have incurred approximately US$1.4 billion in costs to June 30, 2014 and entered into an additional US$0.2 billion in commitments.

Construction of the power transmission line from Tintaya to Constancia is complete and is expected to be commissioned shortly. The main substation at Constancia has already been energized using diesel power generation, and plant commissioning activities have commenced.

Pre-stripping continues to advance well and first ore was placed on the run of mine pad in July. Final negotiations are in progress and the contract for concentrate transport is expected to be awarded in the third quarter of 2014. Mine support facilities are well advanced with the explosives magazine substantially complete and construction of the truck shop well advanced.

Construction activities continue to progress well. Commissioning activities have commenced on the primary crusher and coarse ore stockpile conveying systems. Major mechanical installation is now complete in the grinding area, with work focused on piping and electrical installation. Tank and flotation cell leak testing has now commenced in the flotation and thickening area. Heavy civil works also continue to progress well in all areas and targeted water impoundment volumes for start-up have now been achieved.

The project remains on track for first production in late 2014 and commercial production in the second quarter of 2015.

The current project schedule and capital cost estimate contemplates that the remaining capital spending on the project will occur in 2014 as set out below:

(in US$ millions)

Total estimated future capital spending - 2014	254
Total spent in Q1-Q2 2014	424
Total spent in 2012 - 2013	1,030
Total[1]	1,708

1     The total project budget does not reflect pre-production costs and revenue and life of mine community agreement obligations, all of which will be applied to capitalized costs.

Lalor

At our 100% owned Lalor project in Manitoba, of the total mine construction budget of $441 million, we have invested approximately $404 million and have entered into an additional $32 million in commitments to June 30, 2014. We have completed the underground mine project development. We have also completed the new 6,000 tonne per day capacity (ore and waste) production shaft and mechanically commissioned it for hoisting as well as personnel transport.

Construction is complete on the 910 and 955 metre levels on the mine dewatering systems, rock breakers and the loadout systems. There is minor electrical work remaining that is expected to be completed in August 2014. Commissioning of the rockbreakers and loadout systems is complete and we will commission the main de-watering system after the remaining electrical work has been completed. The remaining committed funding is largely for the office/changehouse and surface exhaust fan installation. We expect the completion of the remaining surface construction to be completed in late 2014. We have substantially completed the refurbishment of the Snow Lake concentrator which will be commissioned to treat 2,700 tonnes per day, doubling its previous capacity.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that have contributed to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed in the third quarter of 2014 as we ramp up production from the main production shaft. We have determined that the appropriate level of activity that represents commercial production for the second phase of the project is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. Between the time the production shaft is commissioned and reaching commercial production from the production shaft, all revenue and costs associated with mine production from Lalor will be capitalized.

The third phase of the project involves the new concentrator. We are processing Lalor ore at the nearby Snow Lake concentrator until we complete the construction of a potential new concentrator at Snow Lake.

The remaining capital spending on the Lalor mine project is expected to occur in 2014 as set out below:

(in $ millions)

Total estimated future capital spending - 2014	37
Total spent in Q1-Q2 2014	23
Total spent in 2010 - 2013	381
Total[1]	441

1     The total project budget does not reflect pre-production costs and revenue and investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

An underground exploration drift at Lalor will be started in the third quarter of 2014 at an estimated cost of $3.1 million. The exploration drilling is intended to assist in the upgrading of inferred resources to a higher resource category and allow for an expanded program in 2015 to further test the down dip extension of the copper/gold zone.

OPERATIONS REVIEW

Health and Safety

For the three months ended June 30, 2014, we have recorded a lost time accident frequency (including contractors) of 0.1 per 200,000 hours worked compared to 0.2 for the same period in 2013. Year-to-date 2014, we have recorded a lost time accident frequency of 0.1 compared to 0.5 for the same period in 2013.

Mines

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2014	2013	2014	2013

777
Ore	tonnes	395,821	402,451	799,935	809,104
Copper	%	1.94	1.78	1.86	1.88
Zinc	%	3.58	3.75	3.50	3.68
Gold	g/tonne	1.73	2.05	1.72	2.03
Silver	g/tonne	23.19	21.80	22.80	21.34

Lalor
Ore	tonnes	114,241	106,723	220,964	188,568
Copper	%	0.60	0.83	0.76	0.71
Zinc	%	9.68	10.34	8.25	10.17
Gold	g/tonne	1.97	0.85	2.02	0.93
Silver	g/tonne	18.43	17.06	20.39	16.95

Reed [1]
Ore	tonnes	115,594	—	186,830	—
Copper	%	2.28	—	2.14	—
Zinc	%	2.13	—	2.14	—
Gold	g/tonne	0.86	—	0.91	—
Silver	g/tonne	11.30	—	11.55	—

Total Mines
Ore	tonnes	625,656	509,174	1,207,729	997,672
Copper	%	1.76	1.58	1.70	1.66
Zinc	%	4.42	5.13	4.16	4.90
Gold	g/tonne	1.61	1.80	1.65	1.82
Silver	g/tonne	20.12	20.81	20.61	20.51

1  Includes 100% of Reed mine production.

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Unit Operating Costs		2014	2013	2014	2013

Mines
777	$/tonne	39.82	41.03	43.25	47.09
Lalor	$/tonne	94.37	103.73	95.60	103.73
Reed	$/tonne	55.20	—	55.20	—
Total Mines	$/tonne	52.47	54.69	54.62	53.93

777 Mine

Ore production at our 777 mine for the second quarter of 2014 remained fairly consistent compared to the same period in 2013. Zinc and gold grades in the second quarter of 2014 were lower compared with the grades in the second quarter of 2013 by 5% and 16%, respectively, and copper and silver were higher by 9% and 6%, respectively, due to the sequencing of stopes. Operating costs per tonne of ore in the second quarter of 2014 were 3% lower, compared to the same period in 2013, primarily due to the reduction in the use of contractors.

Current year-to-date ore production remained fairly consistent compared to the same period in 2013. Copper, zinc and gold grades year-to-date were lower by 1%, 5% and 15%, respectively, and silver was higher by 7% compared to 2013, due to planned sequencing of stopes. Year-to-date operating costs in 2014 were 8% lower, compared to the same period in 2013, primarily due to the reduction in the use of contractors.

Lalor Mine

Ore production at our Lalor mine for the second quarter of 2014 increased 7% compared to the same period in 2013 due to the transition to bulk production mining versus smaller tonnage development mining. Copper and zinc grades in the second quarter of 2014 were lower compared with the grades in the second quarter of 2013 by 28% and 6%, respectively, and gold and silver grades in the second quarter of 2014 were higher compared with the grades in the second quarter of 2013 by 132% and 8%, respectively, due to transition of mining to larger production stopes where grades are not expected to vary as greatly as in development drifts. Operating costs per tonne of ore in the second quarter of 2014 were 9% lower, compared to the same period in 2013 due to higher production volumes and the reduction of contract labour.

Current year-to-date ore production increased 17% compared to the same period in 2013 due to the transition to bulk production mining versus smaller tonnage development mining. Copper, gold and silver grades year-to-date were higher by 7%, 117% and 20%, respectively, compared to 2013 and zinc grades were lower by 19% year-to-date compared to the same period in 2013 due to transition of mining to larger production stopes where grades are not expected to vary as greatly in development drifts. Year-to-date operating costs in 2014 were 8% lower, compared to the same period in 2013, primarily due to the volume of ore produced and the reduction of contract labour.

Following commissioning of the new Lalor production shaft, the mine production rate is expected to increase to enable increased production from Lalor and reduced unit operating costs to bring full year results in line with 2014 guidance.

Reed Mine

Commercial production commenced for the Reed mine on April 1, 2014. Production during the first two quarters of 2014 was consistent with expectations, with the mine now operating at its full capacity of 1,300 tonnes per day. Costs during the first quarter were capitalized to the project, however, as we commenced commercial production at the beginning of the second quarter, all costs incurred after that time are included in the condensed consolidated interim income statement. Unit costs at Reed to date are consistent with expectations.

Processing Facilities

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2014	2013	2014	2013	2014

Flin Flon Concentrator[1]
Ore	tonnes	508,316	403,241	959,785	805,123
Copper	%	2.03	1.77	1.92	1.89
Zinc	%	3.22	3.77	3.25	3.68
Gold	g/tonne	1.54	2.06	1.58	2.03
Silver	g/tonne	20.72	21.98	20.94	21.37

Copper concentrate	tonnes	39,090	27,835	69,968	58,464
Concentrate grade	% Cu	23.61	23.37	23.55	23.75

Zinc concentrate	tonnes	25,832	24,295	49,420	47,739
Concentrate grade	% Zn	51.42	51.88	51.35	51.90

Copper recovery	%	89.3	90.9	89.6	91.5
Zinc recovery	%	81.3	82.9	81.3	83.6
Gold recovery	%	54.7	63.7	57.3	64.5
Silver recovery	%	47.4	54.7	47.7	56.6

Contained metal in concentrate produced
Copper	tonnes	9,230	6,505	16,480	13,886	33,000-41,000
Zinc	tonnes	13,282	12,604	25,379	24,774	50,000-60,000
Precious metals	ounces	16,423	19,371	32,925	38,895	73,000-88,000

Snow Lake Concentrator
Ore	tonnes	97,521	115,119	203,795	185,075
Copper	%	0.71	0.54	0.76	0.54
Zinc	%	8.92	9.94	8.09	9.65
Gold	g/tonne	1.82	1.31	2.04	1.36
Silver	g/tonne	20.32	16.28	20.40	15.41

Copper concentrate	tonnes	2,518	2,419	5,811	3,865
Concentrate grade	% Cu	21.78	19.68	21.56	19.09

Zinc concentrate	tonnes	15,696	21,322	29,751	33,385
Concentrate grade	% Zn	52.24	51.53	51.75	51.00

Copper recovery	%	79.5	76.4	80.6	73.8
Zinc recovery	%	94.2	96.0	93.3	95.4
Gold recovery	%	55.9	58.3	58.8	56.4
Silver recovery	%	53.0	57.0	55.0	56.3

Contained metal in concentrate produced
Copper	tonnes	548	476	1,253	738	3,000-4,000
Zinc	tonnes	8,199	10,987	15,397	17,027	37,000-45,000
Precious metals	ounces	3,735	3,360	9,076	5,377	26,000-32,000

1  Includes 100% of Reed mine production

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014

Concentrators
Flin Flon	$/tonne	13.26	15.94	13.77	15.88
Snow Lake	$/tonne	35.64	32.44	36.16	37.52

Combined mine/mill unit operating costs [1]
Flin Flon (777/Reed)	$/tonne	55.98	56.88	59.57	63.20	54-66
Snow Lake (Lalor)	$/tonne	146.19	128.60	139.81	128.60	102-124

(1)   Reflects combined mine and mill costs per tonne of milled ore. The results exclude mine and mill costs and tonnes associated with pre-commercial and joint venture partner production.

		Three months ended		Six months ended		Guidance[1]
Manitoba contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced [2,3]		2014	2013	2014	2013	2014

Copper	tonnes	9,778	6,981	17,733	14,624	36,000 - 45,000
Zinc	tonnes	21,481	23,591	40,776	41,801	87,000 - 105,000
Gold	troy oz.	16,982	19,815	35,630	38,484
Silver	troy oz.	194,350	190,218	381,351	364,822

Precious metals[4]	troy oz.	20,158	22,731	42,001	44,272	99,000 - 120,000

1        Guidance relates to Manitoba only

2        Includes 100% of Reed mine production

3        Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

4        Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales price during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the second quarter of 2014, ore processed at our Flin Flon concentrator was 26% higher compared to the same period in 2013 as a result of the Reed mine commencing commercial production on April 1, 2014. In the second quarter of 2014, copper and zinc concentrate produced were 40% and 6% higher, respectively, compared to the second quarter of 2013 as a result of Reed production and higher copper grades at the 777 mine. Compared to the second quarter of 2013, zinc, gold and silver grades were 15%, 25%, and 6% lower, respectively, as a result of normal mine sequencing and copper was 15% higher due to Reed ore grades improving overall feed grade. Recoveries of copper, zinc, gold, and silver in the second quarter of 2014 were 2%, 2%, 14%, and 13% lower at the concentrator compared to the same period in 2013 as a result of higher ore throughput and lower overall grades. Operating costs per tonne of ore processed in the second quarter of 2014 were lower by 17% compared to the same period in 2013, due to increased ore throughput from Reed.

Current year-to-date ore processed was 19% higher than the same period in 2013 due to production from the Reed mine. Year-to-date copper and zinc concentrate production was 20% and 4% higher, respectively, than the same period in 2013 as a result of increased throughput. Zinc, gold and silver grades were 12%, 22%, and 2% lower, respectively, than the same period in 2013 as a result of normal mine sequencing at the 777 mine and copper was 2% higher as a result of improved grade from Reed ore. Recoveries of copper, zinc, gold and silver in 2014 year-to-date were lower by 2%, 3%, 11%, and 16%, respectively, compared to the same period in 2013 due to higher throughput and lower grades of zinc, gold, and silver. Operating costs per tonne of ore processed for 2014 year-to-date were 13% lower than the same period in 2013, due to increased ore throughput.

Snow Lake Concentrator

During the second quarter of 2014, ore processed at our Snow Lake concentrator was 15% lower than in the second quarter of 2013 as a result of vent shaft delays at Lalor and scheduled downtime to complete the concentrator expansion project. Zinc concentrate produced was lower by 26% compared to the same period in 2013 as a result of lower head grades at Lalor and reduced ore throughput, and copper concentrate produced was fairly consistent compared to the second quarter of 2013. Unit operating costs per tonne of ore processed for the second quarter of 2014 were 10% higher than the second quarter of 2013 as a result of reduced ore throughput due to scheduled downtime.

Current year-to-date ore processed was 10% higher than in 2013, as a result of improved Lalor production in 2014 as compared to 2013. Zinc concentrate produced was 11% lower compared to the same period in 2013 as a result of lower head grades at Lalor due to normal mine sequencing, and copper concentrate production was higher by 50% due to copper head grade improvements. Unit operating costs per tonne of ore processed year-to-date 2014 were 4% lower than the same period in 2013 as a result of higher ore throughput in 2014. Following commissioning of the new Lalor production shaft, the higher mine production rate and expanded processing capacity of the concentrator is expected to result in increased production from Lalor and reduced unit operating costs to bring full year results in line with 2014 guidance.

Zinc Plant

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Zinc Production		2014	2013	2014	2013	2014

Zinc Concentrate Treated
Domestic	tonnes	35,825	46,723	66,251	92,365
Purchased	tonnes	18,522	—	34,769	1,540
Total	tonnes	54,347	46,723	101,020	93,905	195,000-225,000

Refined Metal Produced
Domestic	tonnes	17,156	23,586	32,693	45,633
Purchased	tonnes	9,313	—	17,531	805
Total	tonnes	26,469	23,586	50,224	46,438	100,000-110,000

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014
Zinc Plant	$/lb	0.34	0.33	0.37	0.36	0.30 - 0.37

Production of cast zinc in the second quarter and the first half of 2014 were higher by 12% and 8% respectively compared to the same period in 2013 due to improved concentrate availability. Operating costs per pound of zinc metal produced in the second quarter of 2014 remained fairly consistent compared to the second quarter of 2013. Operating costs per pound of zinc in the first half of 2014 reflected higher than usual propane costs due to extreme cold weather as well as timing of scheduled maintenance.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2014	2013	2014	2013

Payable metal in concentrate
Copper	tonnes	8,366	6,777	13,905	14,598
Gold	troy oz.	18,741	26,799	29,507	39,021
Silver	troy oz.	191,098	243,432	293,907	355,551

Refined zinc	tonnes	24,351	27,151	45,455	51,369

FINANCIAL REVIEW

Financial Results

In the second quarter of 2014, we recorded a profit of $0.3 million compared to a loss of $52.7 million for the same period in 2013, an increase of $53.0 million, primarily due to foreign exchange gains in the second quarter compared to foreign exchange losses in the same period in 2013. Year-to-date 2014, we recorded a loss of $27.0 million compared to a loss of $50.8 million in the same period in 2013, a decreased loss of $23.8 million primarily due to foreign exchange gains. For additional details on revenue and cost of sales variances see below.

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2014	Jun. 30, 2014

Increase (decrease) in components of profit or loss:
Revenues	8.6	(4.4)
Cost of sales
Mine operating costs	(5.9)	(6.1)
Depreciation and amortization	(2.9)	(4.2)
Selling and administrative expenses	(4.7)	(7.7)
Exploration and evaluation	4.6	11.4
Other operating income and expenses	0.9	(0.9)
Loss on disposal of subsidiary	—	(6.5)
Finance income	1.2	(0.4)
Finance expenses	0.1	(0.5)
Other finance gains/losses	44.9	34.0
Tax	6.2	9.1

Increase in profit / decrease in losses for the period	53.0	23.8

Revenue

Total revenue for the second quarter of 2014 was $139.3 million, $8.6 million higher than the same period in 2013, primarily as a result of higher copper sales volumes and higher metal prices offset by lower zinc, gold and silver sales volumes.

Current year-to-date revenue was $246.1 million, $4.4 million lower than the same period in 2013, mainly as a result of lower sales volumes. The following table provides further details of this variance:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2014	Jun. 30, 2014

Metals prices[1]
Higher (lower) copper prices	8.8	(1.2)
Higher zinc prices	6.2	6.4
Higher gold prices	2.0	3.2
Higher silver prices	0.6	0.8

Sales volumes
Higher (lower) copper sales volumes	10.1	(4.9)
Lower zinc sales volumes	(6.0)	(12.8)
Lower gold sales volumes	(9.9)	(11.5)
Lower silver sales volumes	(1.0)	(1.2)

Other
Favourable movement in foreign exchange rates	7.5	15.7
Derivative mark-to-market (decrease) increase	(7.3)	3.8
Pre-production revenue increase	1.5	1.6
Other volume and pricing differences	0.2	(0.2)
Effect of higher treatment and refining charges	(4.1)	(4.1)

Increase (decrease) in revenue in 2014 compared to 2013	8.6	(4.4)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2014	2013	2014	2013

Copper	59.9	43.1	106.6	103.4
Zinc	59.9	55.9	112.1	107.5
Gold	25.9	35.0	40.0	49.0
Silver	4.2	4.9	6.6	7.1
Other	1.3	1.1	2.3	2.5
Gross revenue	151.2	140.0	267.6	269.5
Treatment and refining charges	(8.8)	(4.7)	(13.8)	(9.7)
Pre-production revenue	(3.1)	(4.6)	(7.7)	(9.3)

Revenue	139.3	130.7	246.1	250.5

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the second quarter of 2014 and 2013 are summarized below:

			Realized prices[1] for			Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD	Jun. 30,	Jun. 30,	LME YTD	Jun. 30,	Jun. 30,
		2014[2]	2014	2013	2014[2]	2014	2013

Prices in US$
Copper[3]	US$/lb.	3.08	3.28	2.81	3.14	3.11	3.15
Zinc[3]	US$/lb.	0.94	1.03	0.92	0.93	1.02	0.96
Gold[3,4]	US$/troy oz.		1,343	1,237		1,316	1,207
Silver[3,4]	US$/troy oz.		21.95	18.96		21.98	19.15

Prices in C$
Copper[3]	C$/lb.	3.36	3.58	2.89	3.44	3.41	3.21
Zinc[3]	C$/lb.	1.03	1.12	0.94	1.02	1.11	0.98
Gold[3,4]	C$/troy oz.		1,387	1,270		1,366	1,231
Silver[3,4]	C$/troy oz.		22.45	19.47		22.64	19.53
Exchange rate[5]	US$1 to C$		1.08	1.03		1.08	1.02

1        Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2        London Metal Exchange average for copper and zinc prices.

3        Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

For the three months ended June 30, 2014, the unrealized components of those derivatives resulted in a loss of US$0.3/lb; loss of US$0.01/lb.,loss of US$3.22/oz., and US$0.22/oz., respectively.

For the three months ended June 30, 2013, the unrealized components of those derivatives resulted in a loss of US$0/lb; loss of US$0.01/lb.,gain of US$35.25/oz., and US$0.7/oz., respectively.

4        Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in 2014 include deferred revenue of US$965.19/oz and US$17.89/oz, respectively. Realized gold and silver prices in 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5        Average exchange rate for the period.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

	Three months ended June 30, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	59.9	59.9	25.9	4.2	1.3	151.2
Derivative mark-to-mark and other	6.1	0.3	0.1	—	—	6.5
Revenue excluding unrealized derivative mark-to-mark	66.0	60.2	26.0	4.2	1.3	157.7
Payable metal in concentrate sold [1]	8,366	24,351	18,741	191,098	—	—
Realized Price [2,4]	7,888.61	2,472.55	1,387	22	—	—
Realized Price [3,4]	3.58	1.12	—	—	—	—

	Six months ended June 30, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	106.6	112.1	40.0	6.6	2.3	267.6
Derivative mark-to-mark and other	(2.0)	(0.4)	0.2	0.1	—	(2.1)
Revenue excluding unrealized derivative mark-to-mark	104.6	111.7	40.2	6.7	2.3	265.5
Payable metal in concentrate sold [1]	13,905	45,455	29,507	293,907	—	—
Realized Price [2,4]	7,523.39	2,457.56	1,366	23	—	—
Realized Price [3,4]	3.41	1.11	—	—	—	—

	Three months ended June 30, 2013
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	43.1	55.9	35.0	4.9	1.1	140.0
Derivative mark-to-mark and other	—	0.4	(1.0)	(0.2)	—	(0.8)
Revenue excluding unrealized derivative mark-to-mark	43.1	56.3	34.0	4.7	1.1	139.2
Payable metal in concentrate sold [1]	6,777	27,151	26,799	243,432	—	—
Realized Price [2,4]	6,363.15	2,074.64	1,270	19	—	—
Realized Price [3,4]	2.89	0.94	—	—	—	—

	Six months ended June 30, 2013
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	103.4	107.5	49.0	7.1	2.5	269.5
Derivative mark-to-mark and other	—	2.9	(1.0)	(0.2)	—	1.7
Revenue excluding unrealized derivative mark-to-mark	103.4	110.4	48.0	6.9	2.5	271.2
Payable metal in concentrate sold [1]	14,598	51,369	39,021	355,551	—	—
Realized Price [2,4]	7,086.30	2,149.56	1,231	20	—	—
Realized Price [3,4]	3.21	0.98	—	—	—	—

1        Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

2        Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3        Realized price for copper and zinc in C$/lb.

4        Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Outlook (Refer to the Forward-Looking Information section on page 1 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with the fluctuation of the US dollar exchange rate compared to the Canadian dollar.

Growth in production at our Lalor project and Reed mine, together with stronger zinc prices and a weaker Canadian dollar, are expected to more than offset lower current copper prices compared to 2013 and generate higher overall revenues in 2014 compared to 2013. However, some of our production in 2014 is expected to relate to production prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than revenues.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2014	2013	2014	2013

Mines
777	15,762	15,712	34,597	36,560
Lalor	10,780	11,070	21,123	11,070
Reed	4,466	—	4,466	—
Concentrators
Flin Flon	6,742	6,427	13,220	12,781
Snow Lake	3,476	3,735	7,370	6,944
Metallurgical plants
Zinc plant	19,559	17,406	41,031	36,482
Other
Services and site administration	13,676	16,802	29,068	31,906
Purchased concentrate (before inventory changes)	26,698	(31)	44,225	(127)
Manitoba employee profit sharing	743	2,645	2,124	5,547
Net profits interest	2,721	1,646	4,991	4,783
Distribution	7,897	7,368	14,082	14,677
Changes in domestic inventory	(10,191)	13,823	(33,436)	17,052
Reed joint venture ore purchased	4,826	—	4,826	—
Depreciation and amortization	23,716	20,814	39,143	34,988
Adjustments related to zinc inventory write-downs	(5,685)	—	(5,011)	—
Other	33	(1,001)	109	(1,052)

Cost of sales	125,219	116,416	221,928	211,611

Total cost of sales for the second quarter of 2014 was $125.2 million, reflecting an increase of $8.8 million from the second quarter of 2013, mainly due to the cost of purchased concentrate in the second quarter of 2014 which was higher by $26.7 million compared to the same period in 2013 as no significant purchased zinc concentrate was processed in the second quarter of 2013. Costs at our Reed mine were $4.5 million as a result of commencement of commercial production on April 1, 2014. These expense increases were partially offset by a decreased change in domestic inventory of $24.0 million as a result of higher inventory levels at the end of the second quarter of 2014 compared to the same period in 2013.

The cost of sales for 2014 year-to-date was $221.9 million, reflecting an increase of $10.3 million from the same period in 2013 mainly due to purchased concentrate costs which were $44.4 million higher than the same period in 2013 as no significant purchased zinc concentrate was processed in the first half of 2013. The 2014 year-to-date Lalor and Reed mine costs were $10.1 million and $4.5 million higher than the same period in 2013 due to phase 1 of the Lalor mine achieving commercial production on April 1, 2013 and Reed achieving commercial production on April 1, 2014. These increased costs were partially offset by a lower change in domestic inventory of $50.5 million as a result of higher inventory levels at the end of the second quarter of 2014 compared to the same period in 2013.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 10 of this MD&A.

For the second quarter of 2014, other significant variances in expenses, compared to the same period in 2013, include the following:

•             Selling and administrative expenses increased by $4.7 million compared to the same period in 2013. The increase was primarily due to costs of $2.2 million associated with our acquisition of Augusta and an increase of $3.4 million in share based payment expenses as a result of an increasing company stock price in the current quarter versus a decreasing stock price in the same quarter of the prior year. These increases were partially offset by lower corporate costs.

•             Exploration and evaluation expenses decreased by $4.6 million, compared to the same period in 2013, due to a change in focus from grassroots exploration spending to brownfield exploration opportunities. In addition, no costs were incurred at the Back Forty project in Michigan as our interest was sold on January 17, 2014.

•             Other finance losses decreased by $44.9 million, compared to the same period in 2013, primarily as a result of:

•             impairment and mark-to-market on available for sale investments was a loss of $0.3 million in the second quarter of 2014 compared to losses of $5.1 million in the second quarter of 2013;

•             foreign exchange gains of $9.1 million compared to foreign exchange losses of $23.8 million in the second quarter of 2013. The Canadian dollar strengthened against the US dollar in the second quarter of 2014.

•             fair value adjustment on the embedded derivative related to the unsecured notes was a gain of $2.1 million in the second quarter of 2014 compared to a loss of $5.1 million in the second quarter of 2013.

For the 2014 year-to-date, other significant variances in expenses from operations, compared to 2013, include the following:

•             Selling and administrative expenses increased by $7.7 million, totalling $ 27.0 million year-to-date 2014. The increase was primarily due to costs of $5.9 million associated with our acquisition of Augusta and an increase of $3.2 million in share based payment expenses as a result of an increasing company stock price in the current year to date period versus a decreasing stock price in the same period of the prior year. These increases were partially offset by lower corporate costs.

•             Exploration and evaluation expenses decreased by $11.4 million to $4.2 million due to a change in focus from grassroots exploration spending to brownfield exploration opportunities. In addition, no costs were incurred at the Back Forty project in Michigan as our interest was sold on January 17, 2014.

•             Loss on disposal of subsidiary is the result of the closing of the sale of our wholly owned subsidiary, Hudbay Michigan Inc., on January 17, 2014.

•             Other finance losses decreased by $34.0 million mainly as a result of:

•             foreign exchange gains of $0.5 million compared to a loss of $19.3 million in 2013 mainly as a result of a flat Canadian dollar versus the US dollar in the first half of 2014 compared with a weakening Canadian dollar versus the US dollar in the first half of 2013 and the corresponding impact of these movements in translating our US dollar denominated long-term debt balance;

•             fair value adjustment on the embedded derivative related to the unsecured notes was a gain of $5.0 million year-to-date compared to a loss of $3.4 million in the same period in 2013; and

•             impairment and mark-to-market on available for sale investments was a loss of $1.1 million year-to-date compared to losses of $7.0 million in the same period in 2013.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2014	2013	2014	2013

Gain (loss) on Peruvian soles denominated transactions, primarily cash translated to USD	0.8	(22.7)	(0.6)	(24.9)
Gain (loss) on translation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	13.8	(22.8)	(4.1)	(33.4)
(Loss) gain on translation of USD cash balances	(4.3)	19.3	4.0	35.0
(Loss) gain on working capital and other small entities	(1.2)	2.4	1.2	4.0
Total pre-tax gain (loss)	9.1	(23.8)	0.5	(19.3)
Total tax recovery (expense) related to translation	1.4	(3.1)	(0.9)	(4.6)
Total gain (loss) to the income statements	10.5	(26.9)	(0.4)	(23.9)
Cumulative translation adjustment (loss) gain in other comprehensive income related to translation of foreign operations, primarily Peru	(54.2)	51.3	6.7	75.2
Total (decrease) increase to equity	(43.7)	24.4	6.3	51.3

Tax Expense

For the three and six months ended June 30, 2014 tax expense decreased by $6.2 million and $9.1 million, respectively, compared to the same period in 2013.

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2014	2013	2014	2013

Non cash - income tax expense [1]	5,045	18,748	7,029	24,160
Non cash - mining tax expense [1]	3,036	(9,196)	4,298	(9,890)
Total non cash tax expense	8,081	9,552	11,327	14,270

Estimated current taxes payable - income tax	1,318	3,411	2,387	2,851
Estimated current taxes payable - mining tax	(2,808)	(160)	(4,043)	1,698
Total estimated current taxes payable	(1,490)	3,251	(1,656)	4,549

Tax expense	6,591	12,803	9,671	18,819

1        Non cash tax expenses represent our draw down/increase of non cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for the 2014 year-to-date period was approximately negative 54.4% (2013 year-to-date - negative 84.5%). Applying the estimated Manitoba statutory income tax rate of 27.0% to our loss before taxes of $17.3 million would have resulted in a tax recovery of approximately $4.7 million; however we recorded an income tax expense of $9.4 million (2013 year-to-date - $27.0 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•             Certain foreign exchange losses of $4.6 million (2013 year-to-date - $44.9 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $1.2 million;

•             The recognized loss of $6.5 million on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital. The non-deductible portion of the loss plus the tax benefit of the deferred tax asset not recognized, resulted in an increase in deferred tax expense of approximately $1.8 million for the year;

•             The tax benefit of certain Peruvian expenses was not recorded in the year since it was not considered probable that the benefit of these expenses would be realized resulting in an increase in deferred tax expense of approximately $4.9 million (2013 year-to-date - $6.8 million);

•             Augusta transaction costs of $5.9 million which are not deductible for income tax purposes, resulting in an increase in deferred tax expense for the year of approximately $1.6 million; and

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $3.7 million (2013 year-to-date — recovery $4.4 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our loss before taxes for the year-to-date period of $17.3 million would have resulted in a tax recovery of approximately $2.6 million and we recorded a mining tax expense of $0.3 million (2013 year-to-date — tax recovery of $8.2 million). For the 2014 year-to-date period, our effective rate for mining taxes was approximately negative 1.5% (2013 year-to-date - 25.6%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2014 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to gold and silver production from our 777 mine and silver production from our Constancia project and received an upfront deposit payment of US$500 million. We received two additional US$125 million deposit payments during the second quarter of 2013 and the first quarter of 2014, respectively. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. We are entitled to the US$135 million deposit once we have incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made.

For further information on the precious metals stream transaction, refer to note 15 of our condensed consolidated interim financial statements for the six months ended June 30, 2014.

Common Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172.7 million.

Senior Secured Revolving Credit Facility

Our corporate senior secured revolving credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$92.5 million at June 30, 2014. As at June 30, 2014, we were in compliance with our covenants under the facility. Also as at June 30, 2014, we had $64.1 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility with Caterpillar Financial Services Corporation (“CAT Financial”) to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortize on a quarterly basis and are secured by the financed equipment. As at June 30, 2014 we have approximately US$87.5 million outstanding under the facility and do not expect further drawdowns.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. Any drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018, and will bear interest at LIBOR + 3.50%. The facility is secured by the assets of our Peru business unit. No amounts had been drawn down at June 30, 2014.

Augusta Indebtedness

Approximately US$117 million of loans made by RK Mine Finance Trust I to Augusta are repayable on September 21, 2014. We intend to refinance this indebtedness.

Financial Condition

Financial Condition as at June 30, 2014 compared to December 31, 2013

Cash and cash equivalents decreased by $84.1 million from December 31, 2013 to $547.3 million as at June 30, 2014. This decrease was a result of $476 million of investments primarily at our Constancia project, and interest and dividend payments of $42 million, partly offset by net proceeds related to the January equity offering of $165 million, the receipt of the third deposit under the precious metals stream transaction with Silver Wheaton of US$125 million, net drawdowns of our equipment financing facility of $87 million, and $73 million of value added-tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $220.8 million to $362.3 million from December 31, 2013 to June 30, 2014. In addition to the decreased cash and cash equivalents position:

•             Inventories increased by $47.6 million as a result of timing of concentrate shipments, availability of rail box cars and an increase in zinc purchase concentrate arriving in the second quarter.

•             Receivables decreased by $69.3 million, primarily due to a decrease in the current portion of the statutory receivable related to the Peruvian sales tax as a portion of the funds were received;

•             Trade and other payables increased by $110.8 million primarily as a result of our development activities at Constancia and Lalor; and

•             Current portion of long-term debt increased by $15.8 million in relation to the equipment financing facility.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2014 and June 30, 2013.

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2014	2013	2014	2013

Profit (loss) for the period	252	(52,686)	(26,967)	(50,779)
Tax expense	6,591	12,803	9,671	18,819
Items not affecting cash	7,815	35,746	28,235	49,939
Taxes paid	(2,894)	(6,522)	(3,809)	(16,373)
Operating cash flows before change in non-cash working capital	11,764	(10,659)	7,130	1,606
Precious metal stream deposit	—	131,475	139,287	131,475
Change in non-cash working capital	(21,310)	5,361	(40,389)	(19,626)
Cash used in operating activities	(9,546)	126,177	106,028	113,455
Cash used in investing activities	(221,852)	(265,496)	(403,058)	(514,215)
Cash used in financing activities	27,600	156,382	209,310	112,782
Effect of movement in exchange rates on cash and cash equivalents	(12,920)	9,388	3,576	27,817

(Decrease) increase in cash and cash equivalents	(216,718)	26,451	(84,144)	(260,161)

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $11.8 million for the second quarter of 2014, a $22.4 million increase compared with the same period in 2013, primarily as a result of higher copper sales volumes and higher realized prices.

Year-to-date operating cash flow before stream deposit and change in non-cash working capital in 2014 was $7.1 million, reflecting an increase of $5.5 million compared to 2013, mainly as a result of lower sales volumes.

Cash Flow from Investing and Financing Activities

During the second quarter of 2014 our investing and financing activities used cash of $194.3 million, driven primarily by capital expenditures of $243.0 million, partly offset by Peruvian sales tax receipts of $21.0 million and receipt of $27.7 million related to the equipment financing.

Year-to-date, we used $193.7 million in investing and financing activities primarily driven by capital expenditures of $450.4 million and interest payments of $39.7 million. This was partly offset by net proceeds of $165.0 million related to the issuance of equity, Peruvian sales tax receipts of $72.5 million and the net borrowings of $86.9 million related to the equipment financing. In addition, we reclassified $23.0 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as an annual deposit of security with respect to its decommissioning and restoration obligations.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2014	2013	2014	2013

777 Mine	8.6	9.2	19.3	18.3
Reed	2.7	—	2.7	—
Lalor Mine	6.2	5.5	13.5	5.5
Flin Flon and Snow Lake Concentrators	5.0	0.4	7.9	0.5
Flin Flon and Snow Lake Other	2.7	2.1	5.6	4.9
Zinc Plant	0.4	0.7	0.8	1.3
Other	—	0.4	—	(0.8)
Sustaining capital expenditures	25.6	18.3	49.8	29.7
Lalor Project	15.3	15.3	29.1	45.6
Capitalized Peru	266.2	197.9	458.0	356.2
777 North Expansion	—	1.2	—	1.7
Reed Project	(2.7)	9.9	2.3	24.2
Growth capital expenditures	278.8	224.3	489.4	427.7
Capital accruals for the period	(61.4)	(9.1)	(88.8)	(17.8)
Total	243.0	233.5	450.4	439.6

Our capital expenditures for the three months ended June 30, 2014 were $243.0 million, an increase of $9.5 million compared to the same period in 2013. The increase is primarily due to increased expenditures at our Constancia project, partially offset by lower capitalized costs at our Reed project due to the commencement of commercial production on April 1, 2014.

Our capital expenditures for the six months ended June 30, 2014 increased by $10.8 million compared to the same period in 2013, primarily due to increased capitalized expenditures at our Constancia project, partially offset by lower costs at our Reed and Lalor projects.

Capital Commitments

As at June 30, 2014, we had outstanding capital commitments in Canada of approximately $43.0 million primarily related to our Lalor project, of which approximately $24.8 million cannot be terminated by Hudbay; and approximately $198.9 million in Peru, primarily related to our Constancia project, of which approximately $72.3 million cannot be terminated by Hudbay.

Liquidity

During the last six months of 2014, we anticipate making approximately $291 million in capital expenditures on the Constancia and Lalor projects, in addition to $209 million in accrued but unpaid expenditures on these projects as at June 30, 2014. We have total pro-forma available and committed liquidity of approximately $0.9 billion, including $547 million in cash and cash equivalents at June 30, 2014, US$135 million due from Silver Wheaton and US$150 million in availability under the Constancia credit facility. In addition, we intend to refinance the US$117 million in loans made to Augusta.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of July 29, 2014, there were 229,658,541 common shares of Hudbay issued and outstanding. In addition, warrants to acquire an aggregate of 19,759,743 common shares and options for an aggregate of 3,253,203 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2014		2013				2012 [2]
(in $ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	139,329	106,779	136,082	130,179	130,659	119,881	180,994	144,659
Profit (loss) before tax	6,843	(24,139)	(33,693)	9,650	(39,883)	7,924	24,509	6,253
Profit (loss)	252	(27,219)	(61,481)	2,985	(52,686)	1,907	8,143	(5,354)
Earnings (loss) per share:
Basic	—	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)
Diluted	—	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)
Operating cash flow per share[1]	0.06	(0.02)	—	0.07	(0.06)	0.07	0.03	0.12

1                       Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please refer to page 30 of this MD&A.

2                       The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 4 of our 2013 annual consolidated financial statements.

Our revenue over the last three years has decreased as a result of lower volume sold and lower realized prices. The decrease in volume sold, primarily of copper concentrate, is mainly the result of declines in copper grades due to planned mine sequencing at the 777 mine and the closure of the Trout Lake and Chisel North mines in 2012. In the second quarter of 2014, with the Reed mine achieving commercial production levels of output, copper volumes have risen compared to recent periods. The ramp up of the Lalor mine and the higher levels of output from the Reed mine are expected to begin reversing the declines in output seen in recent years. The generally unfavourable trend in the market price of copper expressed in US dollars over the past eight quarters was only partially offset by favourable movements in the Canadian dollar.

The second quarter of 2014 has benefited from the aforementioned increase in copper output and also benefited from foreign exchange gains of $9.1 million as a result of a stronger Canadian dollar against the US dollar which favourably impacts translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the first and third quarters of 2013 and fourth quarter of 2012 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis. The loss in the third quarter of 2012 was mainly a result of a significant foreign exchange loss and lower gross profit. The loss in the second quarter of 2012 was mainly due to a $31.0 million impairment on our available-for-sale investments in junior mining companies.

Operating cash flow per share was higher in the second quarter of 2014 as a result of higher revenues derived mostly from higher copper sales volume. Prior to this quarter, lower operating cash flow per share compared to earlier quarters were primarily the result of reduced revenues from generally lower metal sales prices, as well as lower gold and silver cash receipts as a result of the stream transaction and the closure of two mines in 2012.

RISK FACTORS

Set out below are certain of the risk factors applicable to our business and operations. Reference should be made to our Annual Information Form and Form 40-F for further risk factors applicable to our business and operations.

Development of Key Projects

Our ability to develop our key mineral projects, including our Lalor, Constancia and Rosemont projects, is subject to many risks and uncertainties, including: our ability to upgrade estimates of mineral resources into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risks; securing required surface and other land rights; finding or generating suitable sources of power and water; developing and maintaining good relationships with communities, local government and other stakeholders and interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of project infrastructure, and shortages of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our current development projects or other projects we intend to develop will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Significant amounts of capital will be required to bring each of the Constancia and Rosemont projects to full production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. While we believe that we will have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under our Notes and the equipment financing facility with CAT Financial), to the extent that capital costs are higher than currently forecast, metal prices decline materially from current levels or we have another unanticipated demand on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity or pursue other corporate initiatives. Given current economic circumstances and other factors, there can be no certainty that sufficient financing or other transactions will be available on acceptable terms. If such financing or transactions are not available, we may not be able to fund the development of one or both the Constancia and Rosemont projects or other projects we intend to develop.

Additionally, the development of the Rosemont project may not occur as planned. We have acquired Augusta with the expectation that the Rosemont project’s successful completion will result in increased copper and precious metals production and enhanced growth opportunities for the combined company. These anticipated benefits will primarily depend on whether and when the Rosemont project receives the permits required to commence construction and operate the mine. While we believe the permits will be granted, there may be a delay in their issuance and once the permits are issued they may be challenged which could cause further delays. In addition, most operational, strategic and staffing decisions with respect to the Rosemont project have not yet been made. These decisions and the ability to successfully bring the Rosemont project into production will present challenges to management, including possible unanticipated costs and liabilities. In particular, the current feasibility study in respect of the Rosemont project was prepared by Augusta’s previous management, prior to our acquisition. We are currently reviewing the cost, production and other assumptions underlying the Rosemont feasibility study and any changes that we make to such assumptions, or any such assumptions otherwise proving incorrect, could negatively impact project economics. The Rosemont project is also subject to a joint venture agreement under the Earn-In Agreement with United Copper & Moly, LLC (“UCM”), which requires UCM’s consent for a number of important project decisions (including program and budget approval, and replacement of the operator). Any failure to agree with UCM on one of these decisions or any other disagreement or dispute with UCM could hinder our ability to successfully develop the project.

Community Relations

Our relationships and reputation, particularly with the communities in which we operate, are critical to the future success of our existing operations and the construction and development of our projects, including the Constancia project in Peru, the Rosemont project in Arizona and the ability to explore and develop additional properties. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders. For example, while we have entered into life-of-mine agreements with two local communities directly affected by the Constancia project, there can be no assurance that disputes will not arise with other communities in the area, that we will be able to complete the relocations of the families that are currently residing on our property or that we will be able to secure the agreements required to ensure we have the necessary surface rights to successfully complete the project, including the surface rights over the Pampacancha deposit. There is a risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and that those strains may impact our ability to enforce these agreements or obtain necessary permits and approvals to develop and operate the Constancia project. While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will mitigate this potential risk.

Access to Capital

There is no assurance that sufficient funding or financing will be available to us on acceptable terms, or at all, for further exploration or development of our properties or to fulfill our outstanding obligations. Global financial conditions have been subject to increased volatility and turmoil in recent years. This may affect our ability to obtain equity or debt financing on acceptable terms, or at all, in the future. Failure to obtain such additional funding or financing could result in the delay or indefinite postponement of the exploration and development of our properties, including Constancia and Rosemont.

Title to Mineral Properties

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

A portion of the present Rosemont property is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. While we believe there are no material defects in title of the Rosemont project lands, any such defects could materially impact our ability to develop and operate the project.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and six months ended June 30, 2014 and June 30, 2013.

	Three months ended		Six months ended
(in $ thousands, except shares and	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
per share amounts)	2014	2013	2014	2013

Operating cash flow before stream deposit and change in non-cash working capital	11,764	(10,659)	7,130	1,606
Weighted average shares outstanding	193,015,043	172,028,376	189,542,667	172,020,482
Operating cash flow per share	$0.06	$(0.06)	$0.04	$0.01

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost per pound of copper sold, net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three and six months ended June 30, 2014 and 2013.

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(In $ thousands, except dollar per pound amounts)	2014	2013	2014	2013

By-product credits:
Zinc	59,944	55,917	112,133	107,532
Gold	25,928	35,019	40,043	49,011
Silver	4,244	4,918	6,587	7,122
Other	1,262	1,005	2,246	2,380
Total by-product credits	91,378	96,859	161,009	166,045
Less: deferred revenue	(15,454)	(25,066)	(22,515)	(34,509)
Less: pre-production credits	(3,134)	(4,612)	(7,682)	(9,289)
Total by-product credits, net of pre-production credits	72,790	67,181	130,812	122,247

By-product credits, per net copper pound sold:
Zinc	3.45	3.85	3.98	3.46
Gold	1.49	2.41	1.42	1.58
Silver	0.24	0.34	0.23	0.23
Other	0.08	0.07	0.08	0.08
Total by-product credits	5.26	6.67	5.71	5.35
Less: deferred revenue	(0.89)	(1.73)	(0.80)	(1.11)
Less: pre-production credits	(0.18)	(0.32)	(0.27)	(0.30)
Total by-product credits, net of pre-production credits	4.19	4.62	4.64	3.94

Cash cost, before by-product credits	115,569	100,396	200,990	186,110
By-product credits, net of pre-production credits	(72,790)	(67,181)	(130,812)	(122,247)
Cash cost, net of by-product credits	42,779	33,215	70,178	63,863

Pounds of copper sold	18,444	14,942	30,656	32,184
Less: pre-production pounds of copper sold	(1,069)	(412)	(2,453)	(1,119)
Net pounds of copper sold	17,375	14,530	28,203	31,065

Cash cost per pound of copper sold, before by-product credits	6.65	6.91	7.13	5.99
By-product credits (per pound)	(4.19)	(4.62)	(4.64)	(3.93)
Cash cost per pound of copper sold, net of by-product credits	2.46	2.29	2.49	2.06

Reconciliation to IFRS:
Cash cost, net of by-product credits	42,779	33,215	70,178	63,863
By-product credits	91,378	96,859	161,009	166,045
Change in deferred revenues	(15,454)	(25,066)	(22,515)	(34,509)
Pre-production revenue	(3,134)	(4,612)	(7,682)	(9,289)
Treatment and refining charges	(8,781)	(4,713)	(13,836)	(9,664)
Share based payment	400	(81)	642	177
Adjustments related to zinc inventory write-downs (reversals)	(5,685)	—	(5,011)	—

Cost of sales - operating costs (excluding depreciation)	101,503	95,602	182,785	176,623

Cash cost after by-product credits in the second quarter of 2014 was $2.46/lb, compared to $2.29/lb for the same period in 2013. Cash cost before by-product credits in the second quarter of 2014 was $0.26/lb lower than that of the same period in 2013 due to lower cash operating costs per unit at 777, Lalor, and the Flin Flon concentrator. However, by-product credits were $0.43/lb lower than that of the same period in 2013 as a result of the lower ratio of zinc to copper sales versus the prior year. Consequently, these two offsetting factors resulted in a net increase to cash cost after by-product credits in the second quarter of 2014 compared to the same period in 2013.

Year-to-date cash cost after by-product credits was $2.49/lb, compared to $2.06/lb in 2013. The increase in cash cost before by-product credits of $1.14/lb is due primarily to the sale of relatively higher cost opening inventories and finished zinc produced from purchased concentrates during the first quarter in addition to higher prevailing year to date market rates for treatment, refining, and freight versus the comparative period.  By-product credits for the six months ended June 30, 2014 were $0.71/lb higher than the same period in 2013 as a result of higher realized zinc and precious metals prices.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2014

For information on our adoption of new accounting standards, refer to note 3 of our June 30, 2014 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2014 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2014 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the first quarter, we implemented a new enterprise resource planning (“ERP”) information system at Hudbay Peru, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended June 30, 2014 that materially affected or are reasonably likely to materially affect our ICFR.